Filed by HNI Corporation
(Commission File No.: 001-14225)
Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Kimball International, Inc.
(Commission File No.: 000-03279)

[On May 23, 2023, the following presentation was made available on HNI Corporation’s website]

HNI Corporation Investor Presentation

2 This presentation contains "forward-looking" statements based on current expectations regarding future plans, events, outlook, objectives, financial performance, expectations for sales growth, and earnings per diluted share (GAAP and non-GAAP), including statements regarding future levels of demand, anticipated macroeconomic conditions, expected differences in seasonality and its results on the Corporation’s results of operations, and future levels of productivity. Forward-looking statements can be identified by words including “expect,” “believe,” “anticipate,” “estimate,” “may,” “will,” “would,” “could,” “confident,” or other similar words, phrases, or expressions. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the Corporation’s actual future results and performance to differ materially from expected results. These risks include but are not limited to: the duration and scope of the COVID-19 pandemic, including any emerging variants of the virus, and its effect on people and the economy; disruptions in the global supply chain; the effects of prolonged periods of inflation and rising interest rates; labor shortages; the levels of office furniture needs and housing starts; overall demand for the Corporation’s products; general economic and market conditions in the United States and internationally; industry and competitive conditions; the consolidation and concentration of the Corporation’s customers; the Corporation’s reliance on its network of independent dealers; change in trade policy; changes in raw material, component, or commodity pricing; market acceptance and demand for the Corporation’s new products; changing legal, regulatory, environmental, and healthcare conditions; the risks associated with international operations; the potential impact of product defects; the various restrictions on the Corporation’s financing activities; an inability to protect the Corporation’s intellectual property; cybersecurity threats, including those posed by potential ransomware attacks; impacts of tax legislation; and force majeure events outside the Corporation’s control, including those that may result from the effects of climate change. A description of these risks and additional risks can be found in the Corporation’s annual and quarterly reports filed with the Securities and Exchange Commission on Forms 10-K and 10-Q. The Corporation assumes no obligation to update, amend, or clarify forward-looking statements, except as required by applicable law. Forward-Looking Statements

Unique investment opportunities to accelerate organic revenue growth and drive cost savings; M&A activity to augment organic growth efforts. Investment Thesis 3 1 Organic Revenue Growth Revenue to benefit from secular post-pandemic drivers and HNI-specific initiatives associated with our Strategic Framework. 2 Margin Expansion Focus on margin expansion in Workplace Furnishings; maintain industry-leading profitability in Residential Building Products. 3 Investment Opportunities 4 Financial Strength Cash flow profile and balance sheet strength will support growth investment, M&A, dividend growth, and share repurchase. CEO Jeff Lorenger: 25 years with HNI, CFO Marshall Bridges: 22 years with HNI; 5 NEOs total over 90 years of pertinent industry experience. Support from: diversified revenue streams, margin expansion opportunities, secular trends, cash flow and dividend consistency, and balance sheet strength. 5 Seasoned Management 6 Attractive Valuation (~5% dividend yield)

Company Overview

HNI Corporation is a manufacturer of commercial furnishings and residential building products. The company operates under two segments. The *workplace furnishings* segment is a leading global designer and provider of commercial furnishings going to market under multiple unique brands. The *residential building products* segment is the nation's leading manufacturer and marketer of hearth products, which include a full array of gas, electric, wood, and pellet-burning fireplaces, inserts, stoves, facings, and accessories.

HNI Corporation At-A-Glance:
Ticker: HNI (NYSE)
Market Cap: ~$1.15B (as of May 18, 2023)
Enterprise Value: ~$1.44B (as of May 18, 2023)
2022 Revenue: $2.4B
2022 Non-GAAP EBITDA: $216M
2022 Cash Dividends: $53MM
Five-Year Average Free Cash Flow: $110M (>$2.50/share)

Headquarters: Muscatine, Iowa
Manufacturing Facilities: United States, Mexico, and India
Sales Offices: U.S. and India

2022 Segment Revenue Breakdown


Workplace Furnishings
Residential Building Products

2022 Segment Non-GAAP EBITDA Breakdown*


Workplace Furnishings
Residential Building Products

2022 Workplace Furnishings Revenue Mix^


Small and Medium Businesses
North American Contract
International Office
eCommerce

2022 Residential Building Products Revenue Mix


New Construction
Remodel & Retrofit

*excludes General Corporate Expense
^International run-rate 2.4% at end of 2023 post the mid-year sale of Lamex (versus reported of 5.6% reflected in chart above)

4

5 Facility Locations Workplace Furnishings Manufacturing (4) Manufacturing & Distribution (6) *Not shown: other distribution and office locations *Not shown: 1 India and 1 Mexico workplace furnishings manufacturing location Distribution (4) Residential Building Products Manufacturing (4) Manufacturing & Distribution (1) Distribution (4) *Not shown: owned installing distribution, retail, and office locations

Profitable Growth Strategic Framework 6 While HNI’s unique Member-Owner culture remains our foundation, our corporate-wide focus and members’ efforts are centered on the following three pillars: Customer 1st Mindset • The journeys customers take continue to rapidly evolve— presenting new opportunities. • To broaden our influence on the entire customer journey, we are investing in digital assets, data analytics, branding, and e-commerce capabilities. • Our customer-first mindset will allow us to identify and take advantage of new and developing market dynamics. Effortless Winning Experiences • Customers continue to raise their expectations and demand more effortless experiences. • Based on our work to more deeply understand the customer, we can and will make things easier through simplification and by incorporating technology and digital assets. • We have the scale, price point and product breadth, and resources to lead this charge. Own Operational Excellence • We have a longstanding legacy of embracing lean manufacturing principles. • Through our Rapid Continuous Improvement (RCI) process, our member-owners scrutinize every facet of our business to find better, more efficient, and more environmentally friendly approaches. • Our focus on RCI benefits stakeholders as we consistently deliver productivity and cost savings that allow us to grow earnings and invest in our future.

Track Record

- FCF consistently exceeds net income
- 65+ years of continuous dividends
- Mid-teens median ROIC


Revenue History
$2.5
$2.0
$1.5
$1.0
$0.5
$-
Billions
25%
15%
5%
-5%
-15%
-25%
-35%
-45%
YoY Growth
FY00 FY01 FY02 FY03 FY04 FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15 FY16 FY17 FY18 FY19 FY20 FY21 FY22
Total Revenue
YoY Growth


EBITDA History
$300
$250
$200
$150
$100
$50
$0
Millions
14%
12%
10%
8%
6%
4%
2%
0%
EBITDA margin
FY00 FY01 FY02 FY03 FY04 FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15 FY16 FY17 FY18 FY19 FY20 FY21 FY22
Non-GAAP EBITDA
Non-GAAP EBITDA Margin


Free Cash Flow History
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
FY00 FY01 FY02 FY03 FY04 FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15 FY16 FY17 FY18 FY19 FY20 FY21
FCF/Share
Non-GAAP EPS
2000-2022 Average FCF/Share
2000-2022 Average Non-GAAP EPS


Dividend History
$50
$40
$30
$20
$10
$-
Millions
FY01 FY02 FY03 FY04 FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15 FY16 FY17 FY18 FY19 FY20 FY21 FY22
Dividends


ROIC History
20%
15%
10%
5%
0%
FY01 FY02 FY03 FY04 FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15 FY16 FY17 FY18 FY19 FY20 FY21 FY22
ROIC
2001-2022 Median

7

Workplace Furnishings Overview 8 Workplace Furnishings Revenue History Workplace Furnishings EBITDA History HNI is a leading global office furniture company • Our brands are among the strongest, most widely known, and most well respected in our industry. • The depth and breadth of our products, the scale and capability of our manufacturing, and the strength of our distribution enable us to provide the best office furniture solutions to meet the needs of every customer—from the largest multinational organizations to the local entrepreneur and consumer. Our focus in Workplace Furnishings is on driving margin expansion • Expecting profit improvement in 2023 despite lower volume. Benefits from our business simplification efforts, cost reduction plan, a return of productivity savings, and continued price-cost recovery will combine to more than offset volume-driven profit pressure resulting from a weaker macro environment. • Our strong dealer network, unmatched price-point breadth, and multiple strategic growth initiatives put us in a strong position to capitalize on the eventual recovery of the demand environment. • Beyond 2023, our research points to sustained growth that aligns with our market positions. Specifically, population migration patterns toward secondary and tertiary geographies, positive employment and demand trends with small-to-mid- sized offices, and feedback from large corporate customers regarding return-to- office plans and the adoption of hybrid work models, all align with our unique market coverage. -40% -30% -20% -10% 0% 10% 20% 30% $- $0.5 $1.0 $1.5 $2.0 F Y '0 0 F Y '0 1 F Y '0 2 F Y '0 3 F Y '0 4 F Y '0 5 F Y '0 6 F Y '0 7 F Y '0 8 F Y '0 9 F Y '1 0 F Y '1 1 F Y '1 2 F Y '1 3 F Y '1 4 F Y '1 5 F Y '1 6 F Y '1 7 F Y '1 8 F Y '1 9 F Y '2 0 F Y '2 1 F Y '2 2 Y o Y G ro w th B il li o n s Workplace Furnishings Revenue Workplace Furnishings YoY Growth 0% 2% 4% 6% 8% 10% 12% 14% 16% $- $50 $100 $150 $200 $250 $300 F Y '0 0 F Y '0 1 F Y '0 2 F Y '0 3 F Y '0 4 F Y '0 5 F Y '0 6 F Y '0 7 F Y '0 8 F Y '0 9 F Y '1 0 F Y '1 1 F Y '1 2 F Y '1 3 F Y '1 4 F Y '1 5 F Y '1 6 F Y '1 7 F Y '1 8 F Y '1 9 F Y '2 0 F Y '2 1 F Y '2 2 E B IT D A M a rg in M il li o n s Workplace Furnishings Non-GAAP EBITDA Workplace Furnishings Non-GAAP EBITDA Margin

International eCommerce 9 Diverse Revenue Streams Workplace Furnishings HNI Brands Small and Medium Business Contract Channel Key Competitors North America Asian Imports Global Steelcase Haworth MillerKnoll • Our price point breadth and channel reach are unmatched. • More than half of our North American Workplace Furnishings targets small and medium-sized businesses. Core, sweet spot Workplace Furnishings 2022 Revenue Mix

▪ Fundamental drivers mixed but improving ▪ Return-to-office becoming more prevalent, albeit slowly ▪ “War for talent” continuing to drive need to create compelling work environment Macro Cyclical Drivers Workplace Furnishings 10 Source: The Conference Board Source: Bureau of Labor Statistics, Benchmark Company Source: U.S. Bureau of the Census Source: Kastle Systems Office-Based Employment Office Construction Spending CEO Confidence IndexKastle US Office Occupancy (Top 10 Markets) 20 30 40 50 60 70 80 90 1 Q 0 0 1 Q 0 1 1 Q 0 2 1 Q 0 3 1 Q 0 4 1 Q 0 5 1 Q 0 6 1 Q 0 7 1 Q 0 8 1 Q 0 9 1 Q 1 0 1 Q 1 1 1 Q 1 2 1 Q 1 3 1 Q 1 4 1 Q 1 5 1 Q 1 6 1 Q 1 7 1 Q 1 8 1 Q 1 9 1 Q 2 0 1 Q 2 1 1 Q 2 2 1 Q 2 3 0% 10% 20% 30% 40% 50% 60% 1 / 2 0 2 1 7 / 2 0 2 1 1 / 2 0 2 2 7 / 2 0 2 2 1 / 2 0 2 3 65 70 75 80 85 90 Ja n -0 5 Ja n -0 6 Ja n -0 7 Ja n -0 8 Ja n -0 9 Ja n -1 0 Ja n -1 1 Ja n -1 2 Ja n -1 3 Ja n -1 4 Ja n -1 5 Ja n -1 6 Ja n -1 7 Ja n -1 8 Ja n -1 9 Ja n -2 0 Ja n -2 1 Ja n -2 2 Ja n -2 3 M il li o n s $30 $40 $50 $60 $70 $80 $90 $100 Ja n -0 5 Ja n -0 6 Ja n -0 7 Ja n -0 8 Ja n -0 9 Ja n -1 0 Ja n -1 1 Ja n -1 2 Ja n -1 3 Ja n -1 4 Ja n -1 5 Ja n -1 6 Ja n -1 7 Ja n -1 8 Ja n -1 9 Ja n -2 0 Ja n -2 1 Ja n -2 2 Ja n -2 3 B il li o n s

Secular Trends Workplace Furnishings 11 Number of Employees Spend per Employee Refresh Rate Demand Improving Opportunity Long-Term Outlook Positive Long-Term Outlook Neutral+ Long-Term Outlook Positive • Overall population and employment growth • White collar office employment mix • Stabilization of densification • Application shifts • Hybrid adoption • Pent-up demand • Shorter-term leases

Strategic Initiatives Workplace Furnishings 12 Enhance Leadership with Small to Mid-Sized Offices • More than half of HNI’s workplace furnishings segment targets small to mid-sized offices—unique among public office furniture companies • Working to enhance leadership position through new products, digital assets, and improved market coverage Drive Contract Growth • Enhanced distribution and new products • Convenient buying experience (visualization, space planning tools, digital assets) Business Simplification • Taking action to improve long-term profitability • Rationalizing and restructuring lower margin businesses

Planned Acquisition of Kimball International Workplace Furnishings 13 On March 8, 2023, HNI Corporation announced an agreement to acquire Kimball International (KBAL-NASDAQ) for $9.00 in cash and 0.1301 shares of HNI stock for each share of Kimball International common stock, implying 70% cash and 30% stock consideration for the offer. •$25 million in run-rate cost synergies expected be achieved within three years from close, including $12.5 million of COGS savings and $12.5 million of SG&A savings. •Combined pro forma annual revenue of approximately $3 billion and combined pro forma 2022 CY adjusted EBITDA of $305 million, inclusive of synergies. •Potential revenue benefits from highly complementary brand positions and product portfolios and positions in high growth secondary geographies. Expands presence in high growth secondary geographies (79% of Kimball International revenue) Highly complementary product portfolio positioned for post- pandemic trends (Kimball International revenue 88% ancillary products Creates a more efficient and resilient company with robust and diverse revenue streams Strong cultural alignment across organizations Significant value creation 1 2 3 4 5 Compelling Combination to Significantly Benefit All Stakeholders

Kimball International At-A-Glance Workplace Furnishings 14 $719M CY 2022 Revenue $53M CY 2022 Adj. EBITDA 2,400+ Employees 6 Indiana Locations 2 Kentucky Locations Key Statistics Brands 8 Mfg. Locations

Growth Opportunities Workplace Furnishings 15 1 2 3 4 HNI and Kimball International combined will have a broader, more comprehensive product offering, tailored go-to-market strategies and enhanced manufacturing capabilities Kimball International’s strong presence in secondary geographic areas and expertise in ancillary products will further enable the combined company to benefit from post-pandemic trends Enhanced manufacturing capabilities to better serve customers Continue to invest in existing revenue and cost initiatives

Pro Forma View of the Combined Company Workplace Furnishings 16 66% 29% 5% 77% 23% 63% 37% Workplace Furnishings Residential Building Products Workplace & Health Other Residential Building Products Workplace Furnishings & Health Other CY 2022 Revenue Composition Facility Footprint Kimball International RevenueHNl Revenue Combined Pro Forma Revenue Composition ~10% Pro Forma EBITDA Margin1 Manufacturing (4) Manufacturing & Distribution (6) Distribution (4) Manufacturing (8) *Not shown: other distribution and office locations Expected at closing, inclusive of synergies. $2.4B $719M $3B

Residential Building Products HNI is the world leader in hearth products • Our hearth brands are the strongest, most respected in the industry and include a full array of gas, electric, wood, and biomass burning fireplaces, inserts, stoves, facings, and accessories. • Our regional distribution infrastructure offers unparalleled customer service and helps us attract the best trade partners. • We are also the leading installing-distributor of hearth products. More than one-quarter of our business flows through from our vertically-integrated installing distribution model. Our vertical integration provides us with unmatched ability to service builders and drive category growth. Prepared for 2023… • Rising mortgage rates, decreased housing affordability, and broader macroeconomic concerns are expected to negatively impact new construction and remodel/retrofit demand in 2023. • However, we are prepared. Our recent actions will partially offset the anticipated volume pressures while we will continue to invest for future growth. …and beyond • Beyond 2023, our long-term strategic focus is unchanged. We have unique revenue growth opportunities by expanding our categories and taking advantage of our strong competitive position in markets with attractive long-term market dynamics. • The housing market remains undersupplied and demographic trends support long-term demand growth. Additionally, an aging housing stock supports increased remodeling activity. We remain bullish about growth in this high margin, high-return business beyond 2023. 17 Residential Building Products Revenue History Residential Building Products EBITDA History -40% -30% -20% -10% 0% 10% 20% 30% 40% 50% $- $100 $200 $300 $400 $500 $600 $700 $800 $900 $1,000 F Y '0 0 F Y '0 1 F Y '0 2 F Y '0 3 F Y '0 4 F Y '0 5 F Y '0 6 F Y '0 7 F Y '0 8 F Y '0 9 F Y '1 0 F Y '1 1 F Y '1 2 F Y '1 3 F Y '1 4 F Y '1 5 F Y '1 6 F Y '1 7 F Y '1 8 F Y '1 9 F Y '2 0 F Y '2 1 F Y '2 2 M il li o n s Building Products Revenue Building Products YoY Growth 0% 2% 4% 6% 8% 10% 12% 14% 16% 18% 20% 22% $- $20 $40 $60 $80 $100 $120 $140 $160 $180 $200 F Y '0 0 F Y '0 1 F Y '0 2 F Y '0 3 F Y '0 4 F Y '0 5 F Y '0 6 F Y '0 7 F Y '0 8 F Y '0 9 F Y '1 0 F Y '1 1 F Y '1 2 F Y '1 3 F Y '1 4 F Y '1 5 F Y '1 6 F Y '1 7 F Y '1 8 F Y '1 9 F Y '2 0 F Y '2 1 F Y '2 2 E B IT D A M a rg in Building Products Non-GAAP EBITDA Building Products Non-GAAP EBITDA Margin

HNI Brands New Construction Channel Installing Distributors Remodel/Retrofit Channel Key Competitors Innovative Health Products (IHP) Napoleon Travis 18 • Our price point breadth and channel reach is unmatched. • Our vertically-integrated model provides distributors with unequaled working capital benefits. Core, sweet spot Diverse Revenue Streams Building Products Specialty Dealer DIY Niche Competitors Outdoor Building Products 2022 Revenue Mix Installing Distribution Manufacturing

Macro Cyclical Drivers Building Products 19 Single-Family Housing Starts Source: U.S. Commerce Department Source: Harvard Joint Center for Housing Studies Single-Family Home Inventory for Sale ▪ Positive demographic trends and historically low inventory levels support new construction ▪ Strong opportunity in remodel-retrofit (not as impacted by affordability concerns) Source: National Association of Realtors Leading Indicator of Remodeling Activity (LIRA) 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 1 9 9 8 1 9 9 9 2 0 0 0 2 0 0 1 2 0 0 2 2 0 0 3 2 0 0 4 2 0 0 5 2 0 0 6 2 0 0 7 2 0 0 8 2 0 0 9 2 0 1 0 2 0 1 1 2 0 1 2 2 0 1 3 2 0 1 4 2 0 1 5 2 0 1 6 2 0 1 7 2 0 1 8 2 0 1 9 2 0 2 0 2 0 2 1 2 0 2 2 T h o u s a n d s 200 400 600 800 1,000 1,200 1,400 1,600 1,800 2,000 Ja n -0 5 Ja n -0 6 Ja n -0 7 Ja n -0 8 Ja n -0 9 Ja n -1 0 Ja n -1 1 Ja n -1 2 Ja n -1 3 Ja n -1 4 Ja n -1 5 Ja n -1 6 Ja n -1 7 Ja n -1 8 Ja n -1 9 Ja n -2 0 Ja n -2 1 Ja n -2 2 Ja n -2 3 T h o u s a n d s 65 115 165 215 265 315 365 415 465 515 4 Q 0 4 4 Q 0 5 4 Q 0 6 4 Q 0 7 4 Q 0 8 4 Q 0 9 4 Q 1 0 4 Q 1 1 4 Q 1 2 4 Q 1 3 4 Q 1 4 4 Q 1 5 4 Q 1 6 4 Q 1 7 4 Q 1 8 4 Q 1 9 4 Q 2 0 4 Q 2 1 4 Q 2 2 4 Q 2 3 E $ B il li o n s

Secular Trends Building Products 20 Pre-COVID Secular Trends • Housing Shortage (+) • Urbanization/Multi-family (-) Post-COVID Secular Trends • Housing shortage (+) • Demographic trends (+) • De-urbanization (+) • Nesting (+) Source: U.S. Census Bureau, BLS, The Benchmark Company Housing Supply and Demand Demographics 0 1 2 3 4 5 6 7 8 9 10 2 0 1 1 2 0 1 3 2 0 1 5 2 0 1 7 2 0 1 9 2 0 2 1 M il li o n s Cumulative (Net) Single-Family Starts (Supply) Cumulative (Net) Household Formation (Demand) Since 2010 - Demand > Supply (end-of-2020 gap equal to ~3.4M units) 35% 48% 59% 65% 67% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 0 5,000 10,000 15,000 20,000 25,000 20-24 25-29 30-34 35-39 40-44 45-49 50-54 55-59 60-64 65-69 70-74 75-79 2021 Population Potential 2026 Population 2021 Home Ownership Rate

Strategic Initiatives Building Products 21 New Home – Expand Category • 66% of homebuyers identify fireplaces as a “must have” feature, but fewer than 40% choose one • Enhancing the connection with prospective homebuyer – digital marketing and touch points, consumer marketing, architect outreach, and model home experience • Expanding owned distribution to drive awareness initiatives and increase coverage • Continuing to develop new solutions for changing home (electric, smart home automation, entry-level homes, etc.) Remodel Retrofit – Expand Category • Estimate fewer than 3% of all remodeling projects include a fireplace or stove • Large market: more than 30 million older gas and wood burning fireplaces; homeowners generally unaware of how to convert old fireplaces to convenient, modern solutions • Identifying target customers with data analytics; benefit from rich data set resulting from being longstanding industry leader • Reaching homeowners through digital capabilities, consumer marketing, and improved end-to-end experience

We are committed to continuing our sustainability, social responsibility, and governance initiatives. We have systematic processes to: ▪ Reduce our energy consumption by 10% from our 2017 baseline; ▪ Achieve zero landfill waste at two or more of our manufacturing facilities; ▪ Establish and work toward a goal of significantly reducing our carbon emissions; ▪ Integrate the use of more renewable energy; and ▪ Build a culture of sustainability. Board of Directors is composed of 50% women. We are very proud of the gender and ethnic diversity of our Board. Annually, we contribute hundreds of thousands of dollars to worthy charitable causes in the communities in which we operate, and our members provided thousands of volunteer hours in community service. In recent years, we began sourcing 100% renewable electricity, which reduced Scope 1 and Scope 2 greenhouse gas emissions by over 35%. Newsweek and Statista recognized HNI Corporation as one of “America’s Most Responsible Companies 2022.” HNI State Street R-Factor: 64 (peer averages: Global 46, United States 44) Environmental, Social, and Governance 22

Balance Sheet and Cash Flow 23 Our capital priorities are: 1. Invest in the business, generating strong returns. 2. Maintain and modestly increase the dividend. 3. Pursue value-enhancing acquisitions. 4. Repurchase shares (primarily to offset dilution). Note – leverage covenant is 3.5x gross debt-to-EBITDA. -1.0x -0.5x 0.0x 0.5x 1.0x 1.5x 2.0x 2.5x 0 50,000 100,000 150,000 200,000 250,000 300,000 F Y '0 0 F Y '0 1 F Y '0 2 F Y '0 3 F Y '0 4 F Y '0 5 F Y '0 6 F Y '0 7 F Y '0 8 F Y '0 9 F Y '1 0 F Y '1 1 F Y '1 2 F Y '1 3 F Y '1 4 F Y '1 5 F Y '1 6 F Y '1 7 F Y '1 8 F Y '1 9 F Y '2 0 F Y '2 1 F Y '2 2 Historical Leverage Non-GAAP EBITDA Total Gross Debt to Non-GAAP EBITDA Total Net Debt to Non-GAAP EBITDA 0 50,000 100,000 150,000 200,000 250,000 300,000 350,000 400,000 F Y '0 0 F Y '0 1 F Y '0 2 F Y '0 3 F Y '0 4 F Y '0 5 F Y '0 6 F Y '0 7 F Y '0 8 F Y '0 9 F Y '1 0 F Y '1 1 F Y '1 2 F Y '1 3 F Y '1 4 F Y '1 5 F Y '1 6 F Y '1 7 F Y '1 8 F Y '1 9 F Y '2 0 F Y '2 1 F Y '2 2 Cash Flow & Cash Uses Acquisitions (net of cash acq'd.) Cap. Ex. Dividends Buybacks (net) Operating Cash Flow

Unique investment opportunities to accelerate organic revenue growth and drive cost savings; M&A activity to augment organic growth efforts. Investment Thesis 24 1 Organic Revenue Growth Revenue to benefit from secular post-pandemic drivers and HNI-specific initiatives associated with our Strategic Framework. 2 Margin Expansion Focus on margin expansion in Workplace Furnishings; maintain industry-leading profitability in Residential Building Products. 3 Investment Opportunities 4 Financial Strength Cash flow profile and balance sheet strength will support growth investment, M&A, dividend growth, and share repurchase. CEO Jeff Lorenger: 25 years with HNI, CFO Marshall Bridges: 22 years with HNI; 5 NEOs total over 90 years of pertinent industry experience. Support from: diversified revenue streams, secular trends, cash flow and dividend consistency, and balance sheet strength. 5 Seasoned Management 6 Attractive Valuation (~5% dividend yield)

Appendix – Non-GAAP Reconciliations 25

Non-GAAP Reconciliations

HNI

HNI Corporation Reconciliation (Dollars in millions)										
	Operating Income (EBIT) as reported (GAAP)	Non-GAAP Adjustments	Non-GAAP Operating Income (EBIT)	Depreciation and Amortization	**Non-GAAP EBITDA**	Debt	**Debt / EBITDA (non-GAAP)**	Cash	Net Debt	**Net Debt / EBITDA (non-GAAP)**
FY 2000	$ 178.0	$ -	$ 178.0	$ 79.0	$ 257.1	$136.5	0.5x	$ 3.2	$ 133.3	0.5x
FY 2001	123.1	-	123.1	81.4	204.5	86.3	0.4x	78.8	7.5	0.0x
FY 2002	142.7	-	142.7	68.8	211.4	49.9	0.2x	155.5	(105.6)	-0.5x
FY 2003	150.0	-	150.0	72.8	222.7	29.3	0.1x	204.2	(174.9)	-0.8x
FY 2004	178.5	-	178.5	66.7	245.2	3.3	0.0x	36.5	(33.2)	-0.1x
FY 2005	216.7	3.5	220.2	65.5	285.7	143.4	0.5x	84.7	58.7	0.2x
FY 2006	206.4	2.8	209.2	69.5	278.7	311.4	1.1x	37.3	274.1	1.0x
FY 2007	193.7	6.7	200.4	68.2	268.5	295.0	1.1x	43.8	251.2	0.9x
FY 2008	92.4	29.3	121.7	70.2	191.9	321.8	1.7x	49.3	272.5	1.4x
FY 2009	8.6	44.6	53.2	74.9	128.0	200.0	1.6x	93.4	106.7	0.8x
FY 2010	57.9	13.1	70.9	58.6	129.6	200.0	1.5x	109.7	90.4	0.7x
FY 2011	81.5	3.4	84.9	46.3	131.2	180.5	1.4x	82.0	98.5	0.8x
FY 2012	87.6	4.2	91.8	43.4	135.1	154.7	1.1x	49.0	105.7	0.8x
FY 2013	106.0	2.8	108.8	46.6	155.4	150.6	1.0x	72.3	78.3	0.5x
FY 2014	112.8	32.4	145.3	56.7	202.0	197.9	1.0x	37.2	160.7	0.8x
FY 2015	163.7	17.3	180.9	57.6	238.5	190.5	0.8x	32.8	157.7	0.7x
FY 2016	133.7	50.6	184.3	68.9	253.2	214.0	0.8x	38.6	175.4	0.7x
FY 2017	76.7	62.8	139.4	72.9	212.3	276.6	1.3x	25.4	251.3	1.2x
FY 2018	128.2	18.0	146.2	74.7	220.9	250.0	1.1x	78.1	171.9	0.8x
FY 2019	151.3	2.6	153.9	77.4	231.3	175.2	0.8x	53.2	122.0	0.5x
FY 2020	61.4	45.7	107.0	77.7	184.7	175.4	1.0x	117.8	57.6	0.3x
FY 2021	85.4	15.4	100.7	83.1	183.9	177.8	1.0x	53.7	124.2	0.7x
FY 2022	155.2	(26.9)	128.4	84.2	212.6	190.1	0.9x	19.4	170.7	0.8x

26

Non-GAAP Reconciliations

HNI

HNI Corporation Workplace Furnishings Reconciliation (Dollars in millions)					
	Operating Income (EBIT) As reported (GAAP)	Non-GAAP Adjustments	Non-GAAP Operating Income (EBIT)	Depreciation and Amortization	**Non-GAAP EBITDA**
FY 2000	$ 171.6	$ -	$ 171.6	$ 58.9	$ 230.6
FY 2001	112.4	-	112.4	58.7	171.1
FY 2002	130.0	-	130.0	48.5	178.6
FY 2003	130.1	-	130.1	54.1	184.2
FY 2004	155.0	-	155.0	45.7	200.8
FY 2005	177.5	3.5	180.9	44.0	224.9
FY 2006	181.8	2.8	184.6	48.4	233.0
FY 2007	195.3	8.6	203.8	49.3	253.1
FY 2008	109.1	21.3	130.4	50.5	180.9
FY 2009	52.5	36.5	89.0	52.1	141.1
FY 2010	87.6	7.5	95.1	44.7	139.8
FY 2011	99.6	3.0	102.6	36.1	138.7
FY 2012	91.8	4.2	96.0	34.5	130.5
FY 2013	97.3	2.8	100.1	37.0	137.1
FY 2014	87.1	33.7	120.8	45.9	166.7
FY 2015	136.6	15.0	151.6	42.4	194.0
FY 2016	117.4	40.6	158.0	45.1	203.1
FY 2017	50.2	51.1	101.2	48.4	149.7
FY 2018	76.0	18.0	94.0	44.3	138.3
FY 2019	103.9	2.6	106.5	44.9	151.4
FY 2020	(5.0)	44.1	39.1	44.6	83.7
FY 2021	(0.5)	15.1	14.5	47.8	62.3
FY 2022	3.4	20.1	23.5	45.7	69.2

HNI Corporation Building Products Reconciliation (Dollars in millions)					
	Operating Income (EBIT) As reported (GAAP)	Non-GAAP Adjustments	Non-GAAP Operating Income (EBIT)	Depreciation and Amortization	**Non-GAAP EBITDA**
FY 2000	$ 30.2	$ -	$ 30.2	$ 18.1	$ 48.3
FY 2001	39.3	-	39.3	20.4	59.7
FY 2002	44.9	-	44.9	14.0	58.8
FY 2003	54.4	-	54.4	13.6	68.0
FY 2004	62.2	-	62.2	15.1	77.2
FY 2005	74.8	-	74.8	15.3	90.1
FY 2006	58.7	-	58.7	16.6	75.3
FY 2007	36.4	1.1	37.5	14.5	52.0
FY 2008	11.5	0.6	12.1	15.2	27.3
FY 2009	(14.7)	6.1	(8.6)	19.0	10.4
FY 2010	2.9	5.5	8.4	11.5	19.9
FY 2011	14.8	0.4	15.2	7.6	22.7
FY 2012	26.5	-	26.5	6.0	32.4
FY 2013	46.7	-	46.7	5.8	52.4
FY 2014	77.1	-	77.1	5.4	82.5
FY 2015	78.2	2.3	80.4	8.4	88.9
FY 2016	70.0	7.7	77.6	12.5	90.1
FY 2017	83.6	1.4	85.0	10.1	95.1
FY 2018	91.4	1.8	93.1	8.2	101.3
FY 2019	94.3	-	94.3	8.9	103.2
FY 2020	109.3	-	109.3	9.4	118.7
FY 2021	141.9	-	141.9	10.0	151.9
FY 2022	158.7	1.5	160.3	12.6	172.9

27

Non-GAAP Reconciliations

HNI

HNI Corporation Non-GAAP ROIC Reconciliation (Dollars in millions)									
	Non-GAAP Operating Income (EBIT)	Interest Expense, Net	Non-GAAP Tax Rate	**Non-GAAP Operating Profit After Tax (NOPAT)**	Debt	Shareholders Equity	Invested Capital (Debt + Equity)	Average Invested Capital	**Return on Invested Capital (NOPAT / Avg Invested Capital)**
FY 2001	$ 123.1	$ 6.8	36.0%	$ 74.4	$ 86.3	$ 592.7	$ 679.0	$ 690.3	10.8%
FY 2002	142.7	2.1	35.0%	91.4	49.9	646.9	696.8	687.9	13.3%
FY 2003	150.0	(1.0)	35.0%	98.1	29.3	709.9	739.2	718.0	13.7%
FY 2004	178.5	(0.5)	36.5%	113.7	3.3	669.2	672.5	705.8	16.1%
FY 2005	220.2	0.8	36.0%	140.4	143.4	594.1	737.5	705.0	19.9%
FY 2006	209.2	13.2	33.0%	131.4	311.4	496.4	807.8	772.7	17.0%
FY 2007	200.4	16.9	32.3%	124.1	295.0	458.9	753.9	780.9	15.9%
FY 2008	121.7	15.7	33.9%	70.0	321.8	449.0	770.8	762.3	9.2%
FY 2009	53.2	11.7	48.2%	21.5	200.0	419.6	619.7	695.2	3.1%
FY 2010	70.9	11.4	36.1%	38.0	200.0	408.5	608.5	614.1	6.2%
FY 2011	84.9	11.3	34.8%	48.0	180.5	419.3	599.8	604.2	7.9%
FY 2012	91.8	10.0	37.7%	50.9	154.7	420.7	575.4	587.6	8.7%
FY 2013	108.8	9.3	34.5%	65.2	150.6	436.4	587.0	581.2	11.2%
FY 2014	145.3	7.9	34.8%	89.5	197.9	414.5	612.4	599.7	14.9%
FY 2015	180.9	6.5	32.9%	117.0	190.5	477.3	667.8	640.1	18.3%
FY 2016	184.3	4.8	33.6%	119.3	214.0	501.0	715.0	691.4	17.3%
FY 2017	139.4	6.1	33.9%	88.2	276.6	514.6	791.2	753.1	11.7%
FY 2018	146.2	9.4	22.0%	106.7	250.0	563.3	813.3	802.2	13.3%
FY 2019	153.9	8.6	22.6%	112.5	175.2	584.4	759.6	786.4	14.3%
FY 2020	107.0	7.0	22.9%	77.1	175.4	590.7	766.1	762.8	10.1%
FY 2021	100.7	7.2	23.6%	71.5	177.8	590.0	767.8	767.0	9.3%
FY 2022	128.4	8.8	22.3%	92.9	190.1	616.5	806.6	787.2	11.8%

28

Non-GAAP Reconciliations 29 Operating Cash Flow Capital Expenditures Capitalized Software Proceeds from sale and license of property, plant, and equipment, and intangibles Free Cash Flow FY 2000 204.9$ (59.8)$ (2.2)$ -$ 142.9$ FY 2001 227.8 (36.9) (1.8) - 189.2 FY 2002 202.4 (25.9) (0.1) - 176.5 FY 2003 141.3 (34.8) (2.7) 1.8 105.6 FY 2004 194.3 (32.4) (3.4) 3.0 161.5 FY 2005 201.2 (38.9) (2.9) 0.3 159.7 FY 2006 159.6 (58.9) (1.0) 6.0 105.6 FY 2007 291.2 (58.6) (0.3) 12.1 244.4 FY 2008 174.4 (70.1) (1.4) 6.2 109.1 FY 2009 193.2 (16.0) (1.5) 6.7 182.4 FY 2010 94.4 (25.7) (1.0) 2.3 70.0 FY 2011 134.3 (27.8) (3.3) 3.3 106.4 FY 2012 144.8 (39.5) (20.8) 1.2 85.7 FY 2013 165.0 (61.0) (17.9) 0.4 86.5 FY 2014 167.8 (74.3) (38.4) 16.4 71.4 FY 2015 173.4 (82.6) (32.4) 2.2 60.6 FY 2016 223.4 (93.4) (26.2) 1.1 104.8 FY 2017 133.1 (109.2) (18.1) 9.0 14.8 FY 2018 186.4 (55.6) (8.0) 23.8 146.5 FY 2019 219.4 (60.8) (6.1) 0.3 152.8 FY 2020 214.5 (32.3) (9.5) 0.3 173.0 FY 2021 131.6 (53.5) (13.1) 0.2 65.3 FY 2022 81.2 (60.0) (8.4) - 12.8 HNI Corporation Non-GAAP FCF Reconciliation (Dollars in millions)

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which involve inherent risks and uncertainties. Any statements about HNI’s, Kimball’s or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the business combination transaction between HNI and Kimball (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.

These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in HNI’s and Kimball’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between HNI and Kimball; the outcome of any legal proceedings that may be instituted against HNI or Kimball; the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which HNI and Kimball operate; the ability to promptly and effectively integrate the businesses of HNI and Kimball; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of HNI’s or Kimball’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by HNI’s issuance of additional shares of its capital stock in connection with the Transaction; the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters; and the impact of the global COVID-19 pandemic on HNI’s or Kimball’s businesses, the ability to complete the Transaction or any of the other foregoing risks.

These factors are not necessarily all of the factors that could cause HNI’s, Kimball’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm HNI’s, Kimball’s or the combined company’s results.

All forward-looking statements attributable to HNI, Kimball, or the combined company, or persons acting on HNI’s or Kimball’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and HNI and Kimball do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If HNI or Kimball update one or more forward-looking statements, no inference should be drawn that HNI or Kimball will make additional updates with respect to those or other forward-looking statements. Further information regarding HNI, Kimball and factors which could affect the forward-looking statements contained herein can be found in HNI’s Registration Statement on Form S-4 filed on April 17, 2023, as amended on April 19, 2023, HNI’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC, and in Kimball’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and is not an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor the solicitation of any vote or approval in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

In connection with the Transaction, HNI filed with the SEC a Registration Statement on Form S-4 on April 17, 2023 (as amended on April 19, 2023) to register the shares of HNI capital stock to be issued in connection with the Transaction. The Registration Statement was declared effective by the SEC on April 27, 2023. The Registration Statement includes a proxy statement of Kimball that also constitutes a prospectus of HNI. The definitive joint proxy statement/prospectus was first mailed to the shareholders of Kimball on or about April 28, 2023, seeking their approval of the Transaction and other related matters.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING HNI, KIMBALL, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by HNI or Kimball through the website maintained by the SEC at http://www.sec.gov or from HNI at its website, www.hnicorp.com, or from Kimball at its website, www.kimballinternational.com.

PARTICIPANTS IN THE SOLICITATION

HNI, Kimball, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Kimball in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of HNI and Kimball and other persons who may be deemed to be participants in the solicitation of shareholders of Kimball in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, are included in the joint proxy statement/prospectus related to the Transaction, which were filed with the SEC. Additional information about HNI, the directors and executive officers of HNI and their ownership of HNI common stock is also set forth in the definitive proxy statement for HNI’s 2023 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 21, 2023, and other documents subsequently filed by HNI with the SEC. Additional information about Kimball, the directors and executive officers of Kimball and their ownership of Kimball common stock can also be found in Kimball’s definitive proxy statement in connection with the Special Meeting of Shareholders, as filed with the SEC on April 28, 2023 and Kimball’s definitive proxy statement in connection with its 2022 Annual Meeting of Shareholders, as filed with the SEC on September 7, 2022, and other documents subsequently filed by Kimball with the SEC. Free copies of these documents may be obtained as described above.